# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Inventiva S.A., CIK 0001756594
CUSIP: F5R343107
Title of class of securities: Ordinary shares, nominal value 0.01 Euro per share
Address of issuer's principal executive offices: 50 rue de Dijon, Daix, France (I0), 21121
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001814554-25-000174
Filed by CIK 0001281446

## Reporting persons
- Great Point Partners, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,783,269; sole dispositive power 0; shared dispositive power 6,783,269; aggregate amount beneficially owned 6,783,269 (3.49% of the class)
- Dr. Jeffrey R. Jay, M.D.: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,783,269; sole dispositive power 0; shared dispositive power 6,783,269; aggregate amount beneficially owned 6,783,269 (3.49% of the class)
- Ms. Lillian Nordahl: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,783,269; sole dispositive power 0; shared dispositive power 6,783,269; aggregate amount beneficially owned 6,783,269 (3.49% of the class)

## Item 1. Issuer
Name of issuer: Inventiva S.A.
Address of issuer's principal executive offices: 50 rue de Dijon, 21121 Daix France

## Item 2. Person Filing
Name of person filing:
Great Point Partners, LLC
Dr. Jeffrey R. Jay, M.D.
Ms. Lillian Nordahl

The Reporting Persons have entered into a Joint Filing Agreement, dated February 17, 2026, a copy of which is filed with this SCHEDULE 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is

165 Mason Street, 3rd Floor
Greenwich, CT 06830
Citizenship: Great Point Partners, LLC is a limited liability company organized under the laws of the State of Delaware. Dr. Jeffrey R. Jay, M.D. is a citizen of the United States. Ms. Lillian Nordahl is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 6,783,269
Percent of class: 3.49%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 6,783,269
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
6,783,269

The information required by Items 4(a) - (c) is set forth in Rows (5) - (11) of the cover pages for the Reporting Persons and is incorporated herein by reference.

The percentage set forth in Row (11) of the cover pages for the Reporting Persons are based on a total of 194,410,831 shares outstanding, which is the sum of (i) 191,077,498 share outstanding as reported by the Issuer in its Form 6-K filed with the Securities and Exchange Commission (the "SEC") on November 28, 2025 and (ii) 3,333,332 shares of Common Stock issuable upon exercise of Warrants held by the reporting persons (subject to the Beneficial Ownership Cap).

In addition to an aggregate of 3,449,937 shares of the Issuer's common stock (the "Common Stock") in the aggregate held outright, the reporting persons hold in the aggregate warrants to purchase 3,333,332 shares of Common Stock. All shares underlying such warrants are beneficially owned by the reporting persons.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: See Item 4.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the SCHEDULE 13G to which this Exhibit is attached, and such SCHEDULE 13G is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such SCHEDULE 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 17, 2026

Great Point Partners, LLC
By: /s/ Dr. Jeffrey R. Jay, M.D.
Dr. Jeffrey R. Jay, M.D., as Senior Managing Member

Dr. Jeffrey R. Jay, M.D.
By: /s/ Dr. Jeffrey R. Jay, M.D.
Dr. Jeffrey R. Jay, M.D.

Ms. Lillian Nordahl
By: /s/ Ms. Lillian Nordahl
Ms. Lillian Nordahl

## Signatures
- Great Point Partners, LLC: /s/ Dr. Jeffrey R. Jay, M.D, Dr. Jeffrey R. Jay, M.D - Senior Managing Member (02/17/2026)
- Dr. Jeffrey R. Jay, M.D.: /s/ Dr. Jeffrey R. Jay, M.D, Dr. Jeffrey R. Jay, M.D (02/17/2026)
- Ms. Lillian Nordahl: /s/ Ms. Lillian Nordahl, Ms. Lillian Nordahl (02/17/2026)